Att
8-10-2004

cm

SECURITIES 04018129 [...]ION
Washington, D.C. 20549

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AUG 6 5 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gerson Lehrman Group Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 East 44th Street, 11th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Sommer **212-984-8508**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8-11

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

STATEMENT OF FINANCIAL CONDITION

GERSON LEHRMAN GROUP BROKERAGE SERVICES, LLC

December 31, 2003
with Report of Independent Auditors

OATH OR AFFIRMATION

I, John Sommer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gerson Lehrman Group Brokerage Services LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LAURENCE R. HERMAN
Notary Public, State of New York
No. 02HE6102848
Qualified in New York County
Commission Expires December 08, 2007

[signature] 3/30/04
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERSON LEHRMAN GROUP BROKERAGE SERVICES, LLC

CONTENTS
December 31, 2003

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Gerson Lehrman Group Brokerage Services LLC

We have audited the accompanying statement of financial condition of Gerson Lehrman Group Brokerage Services LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gerson Lehrman Group Brokerage Services LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

March 19, 2004

GERSON LEHRMAN GROUP BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash and cash equivalents	$ 13,951,087
Due from brokers	1,081,907
Other assets	5,250
Total Assets	$ 15,038,244
LIABILITIES	
Accrued expenses	$ 27,165
Total Liabilities	27,165
Member's Equity	15,011,079
Total Liabilities and Member's Equity	$ 15,038,244

See Notes to Statement of Financial Condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Gerson Lehrman Group Brokerage Services, LLC (the "Company") is a wholly owned subsidiary of Gerson Lehrman Group Inc. ("GLG" or the "Parent").

The Parent's principal business is to provide investment management professionals with knowledge from experts in the areas of communications and information technology, healthcare and biomedical technology, and power and energy. The Parent established the Company as a broker-dealer so as to accept payment via directed brokerage commissions for the research services the Parent provides to its clients.

Cash and cash equivalents consist of cash investments in overnight money market accounts, which are primarily maintained at one bank. At times, the Company maintains cash deposits in financial institutions that exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to it's clearing brokers, which maintain the customers' accounts and clears such transactions.

Commission revenue and related expenses are recorded on a trade-date basis.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results may differ.

As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member on its corporate income tax return.

2. DUE FROM BROKERS

At December 31, 2003, the amount due from brokers represents commissions' receivable earned as an introducing broker for the transactions of its customers.

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2003.

3. RELATED PARTY TRANSACTIONS:

The Parent established the Company as a broker-dealer for the purpose of collecting commissions from its clients as payment for the research services it provides. The Company has entered into an operating agreement with the Parent whereby the Company will pay all direct costs incurred in the normal course of its business and the Parent will provide payment for rent and use of employee services.

4. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2003, the Company had net capital, as defined, of $14,749,974, which exceeded its minimum net capital requirement of $5,000 by $14,744,974.

5. SUBSEQUENT EVENTS:

On January 22, 2004 the Company made a dividend distribution to the Parent totaling $13,000,000.